1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 6, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

RESULTS OF THE ISSUE OF THE SECOND TRANCHE OF
MEDIUM-TERM BONDS IN 2008

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

As resolved at the annual general meeting of the Company convened on 9 May 2008, the issue of medium-term bonds with a total principal amount of not less than RMB3 billion and not more than RMB10 billion (the "Medium-term Bonds") was approved. Pursuant to the approval granted by the National Association of Financial Market Institutional Investors on 22 May 2008, the Company may issue medium-term bonds with a total principal amount of up to RMB10 billion in the People's Republic of China by various tranches effective on or before 20 May 2010.

The issue of the first tranche of the Medium-term Bonds in 2008 was completed on 4 June 2008. For details, please refer to the related announcement (the announcement No.: 2008-18) and also refer to the Overseas Regulatory Announcement dated 10 June 2008.

The issue of the second tranche of the Medium-term Bonds in 2008 was completed on 30 October 2008. The results of which are summarized as follows:

Name of Medium-term Bonds	Second Tranche of Medium-term Bonds of Aluminum Corporation of China Limited in 2008
Abbreviation for Medium-term Bonds	08 Chalco MTN2 (08 MTN2)
Code of Medium-term Bonds	0882026	Term of Medium-term Bonds	5 years
Coupon	Fixed interest	Tender date for issue	30 October 2008
Total size issued	RMB5 billion	Total size proposed to be issued	RMB5 billion
Issue price	RMB100 for nominal value of RMB100	Annual interest rate	4.58%
Lead underwriter	Bank of Communications Co., Ltd.
Usage of proceeds	To supplement mid-term working capital and for swap of bank borrowings

The relevant documents in relation to the issue of the Medium-term Bonds have been published on the websites of ChinaBond (http://www.chinabond.com.cn) and ChinaMoney (http://www.chinamoney.com.cn).

The Board of Directors
Aluminum Corporation of China Limited*
6 November 2008

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
6 November 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary